SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 14A
                                 (Rule 14a-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT
                            SCHEDULE 14A INFORMATION
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                   Exchange Act of 1934 (Amendment No. _____)

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                            ICN Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)
                   ICN Committee to Maximize Shareholder Value
--------------------------------------------------------------------------------
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


                     2001 ANNUAL MEETING OF STOCKHOLDERS OF
                            ICN PHARMACEUTICALS, INC.
                                  MAY 30, 2001

                                    ---------
                               PROXY STATEMENT OF
                 THE ICN COMMITTEE TO MAXIMIZE SHAREHOLDER VALUE
                                  -------------

         This Proxy Statement (this "Proxy Statement") and the enclosed GOLD proxy card are being furnished to you, the stockholders of ICN Pharmaceuticals, Inc., a Delaware corporation ("ICN" or the "Company"), in connection with the solicitation of proxies by SSP - Special Situations Partners Inc. ("SSP") and Providence Capital, Inc. ("Providence") who are acting together with three individuals to be nominated for election to the Board of Directors of ICN (the "Board"), Edward A. Burkhardt, General Ronald R. Fogleman, United States Air Force (Retired), and Steven J. Lee, as the ICN Committee to Maximize Shareholder Value (the "Committee," "us" or "we") for use at the 2001 annual meeting of stockholders of ICN, and at any adjournments or postponements thereof (the "2001 Annual Meeting").

         The Committee is soliciting proxies to take the following actions at the 2001 Annual Meeting:

         (1) to elect Messrs. Burkhardt, Fogleman and Lee to the Board each to serve until the 2004 annual meeting of ICN; and

         (2) to transact other business properly brought before the 2001 Annual Meeting.

         ICN has announced that the 2001 Annual Meeting will be held at 10:00 a.m. P.D.T. on May 30, 2001 at ICN Pharmaceuticals, Inc., 3300 Hyland Avenue, Costa Mesa, California 92626. ICN has announced that the record date (the "Record Date") for determining stockholders entitled to notice of and to vote at the 2001 Annual Meeting was April 23, 2001.

         As of the date of this Proxy Statement, the members of the Committee are, in the aggregate, the record or beneficial owners of 3,539,300 shares of common stock, par value $0.01 per share, of the Company (the "Common Stock"), which represents approximately 4.4% of the issued and outstanding Common Stock (80,618,070 shares as of April 23, 2001, based on information publicly disclosed by the Company in its definitive proxy statement for the 2001 Annual Meeting dated May 1, 2001, filed with the Securities and Exchange Commission (the
"SEC") on May 1, 2001 (the "ICN 2001 Definitive Proxy Statement")).

         Additional information concerning the Committee and the other participants in the solicitation is set forth under the heading "Information Concerning the Participants in the Solicitation."

                                *****************

         The enclosed GOLD proxy card may be executed by holders of record as of the Record Date. You are urged to sign and date the enclosed GOLD proxy card and return it in the enclosed envelope whether or not you plan to attend the 2001 Annual Meeting. Your last dated proxy is the only one that counts, so return the GOLD proxy card even if you delivered a prior proxy. We urge you not to return any proxy card sent to you by the Company.

                                *****************


                            MACKENZIE PARTNERS, INC.
                                156 Fifth Avenue
                               New York, NY 10010

                       email: proxy@mackenziepartners.com

                          Call Collect: (212) 929-5500
                          or Toll Free: (800) 322-2885
                            Facsimile: (212) 929-0308


                                *****************

         The date of this Proxy Statement is May 2, 2001. This Proxy Statement is first being furnished to ICN stockholders on or about May 3, 2001.

                                  INTRODUCTION

         At the 2001 Annual Meeting three persons will be elected as directors of ICN to hold office until the 2004 annual meeting and until their successors have been elected and qualified or until their earlier death, resignation or removal.

         In accordance with ICN's Restated Certificate of Incorporation, SSP has provided written notice to the Secretary of the Company of its intent to nominate for election to the Board at the 2001 Annual Meeting, and is soliciting your proxy in support of the election of, Edward A. Burkhardt, General Ronald R. Fogleman, United States Air Force (Retired), and Steven J. Lee (the "Committee Nominees"). We believe the Committee Nominees are highly qualified individuals based on their extensive business and professional experience. For more information regarding the Committee Nominees, see "The Election of Directors - The Committee Nominees" below.

         The Board currently consists of 14 directors divided into three classes. According to the ICN 2001 Definitive Proxy Statement, following the 2001 Annual Meeting, the Board will consist of 12 directors divided into three classes. Under the terms of an agreement between SSP and ICN, dated October 19, 2000 (the "SSP Agreement") and the Company's Bylaws, the Company is required to reduce the size of the Board to nine members by no later than the ICN 2002 annual meeting of stockholders (the "2002 Annual Meeting") and procure that the directors elected at the 2001 Annual Meeting together with the directors elected at the 2002 Annual Meeting will constitute at least two-thirds of the Board.

         Although the Committee Nominees will not constitute a majority of the Board if elected, we believe their election will send a strong message to ICN and they will serve to closely monitor management's progress with respect to enhancing stockholder value. By virtue of the terms of the SSP Agreement and the Company's Bylaws, election of the Committee Nominees also will put stockholders in the position to ensure that following the 2002 Annual Meeting the Board will consist of a majority of directors nominated by ICN stockholders.

         YOUR VOTE IS IMPORTANT SO PLEASE SIGN, DATE AND MAIL YOUR GOLD PROXY CARD AT YOUR EARLIEST CONVENIENCE.

         If you wish to communicate with us concerning ICN and the matters discussed in this Proxy Statement, Eric Knight, Managing Director of SSP, can be reached at 011-377-93-10-61-40 and Herbert A. Denton, President of Providence, can be reached at (212) 888-3200. You can also contact us through the Committee's website at http://www.icnmaxvalue.com.

         If you have any questions concerning this Proxy Statement or need help voting your shares, please call:

                         [Mackenzie Partners, Inc. logo]
                            MACKENZIE PARTNERS, INC.
                                156 Fifth Avenue
                               New York, NY 10010
                       email: proxy@mackenziepartners.com
                          Call Collect: (212) 929-5500
                          or Toll Free: (800) 322-2885
                            Facsimile: (212) 929-0308

                           WHY ARE WE SEEKING TO ELECT
                             THE COMMITTEE NOMINEES?

The Committee

         SSP, founded in 1994, is a privately owned firm which invests in publicly traded securities of companies it believes are substantially undervalued by the market, and works with the stockholders and management of such companies to maximize stockholder value. SSP's Chairman and controlling stockholder is Dr. Tito Tettamanti, a Swiss investor and industrialist. SSP has been a substantial stockholder of ICN since late 1999.

         Providence Capital is an independent NASD-registered broker-dealer and investment bank specializing in corporate governance and stockholder matters. Providence was founded in 1991 and is based in New York City. Providence's president is Herbert A. Denton.

         The members of the Committee (SSP, Providence and their three nominees) own 3,539,300 shares of ICN, representing approximately 4.4% of the outstanding ICN shares, an investment with a market value as of May 1, 2001 of over $91 million.

Background

         We believe that ICN's shares trade at a significant discount - perhaps as much as 50% - to ICN's intrinsic value.

         ICN and its Chairman, Milan Panic, have repeatedly made clear over the last several years that they share our view that ICN is undervalued.1 Shareholders have recently also been told by ICN management (in an ICN press release dated April 3, 2001) that ICN has "valuable strategic assets and a bright future" - which we accept and take for granted. Why then have ICN's shares been so undervalued for so long?

         It is our opinion that the market's persistent undervaluation of ICN results directly from ICN's corporate structure - which leaves investors in ICN exposed to Eastern Europe risk - and from a lack of confidence in the leadership of ICN's founder and Chairman, Milan Panic. We also believe that the incumbent Board is not sufficiently independent of Mr. Panic and has not adequately represented stockholders' interests.


-------------
1 "[W]e believe [ICN]'s stock price is significantly undervalued." (Mr. Panic, in an ICN press release dated September 1, 1998, announcing a stock repurchase program).

     "[W]e agree with [SSP] that ICN shares are undervalued." (Mr. Panic, in an ICN press release dated November 15, 1999, commenting on the filing of SSP's initial Schedule 13D).

     "[Mr. Panic] deemed the current market price for ICN stock to be undervalued in the marketplace." (An ICN press release dated December 13, 2000, announcing that Mr. Panic had chosen not to engage in a previously disclosed sale of ICN shares).

     The "value that is inherent in ICN" is "inadequately recognized under [ICN's] present structure." (Mr. Panic in a letter to ICN stockholders dated March 20, 2001).



         We are of the view that the correct solution for realizing the value in ICN is to divide ICN into three completely separate companies, each of which is independently managed and has a truly independent board of directors - with a much reduced role for Mr. Panic.

         This is the approach reflected in the restructuring plan announced by ICN as part of the SSP Agreement signed on October 19, 2000.

         We find, however, that the incumbent management and board of directors of ICN have failed to make genuine progress in implementing the above-mentioned plan and that their latest "revisions," announced last month, raise the specter of a significant retrenchment from their public commitments.

         These issues leave us with serious doubts as to the ability and willingness of the Company's incumbent management and board of directors to put the promised restructuring plan into effect and follow it to completion in a timely way. The pressure of scrutiny from directors who have been nominated by stockholders and who are wholly independent of incumbent management is, in our view, necessary to effectuate the prompt pursuit of increased stockholder value.

ICN's June Plan and the Market Reaction

         Through public statements and in meetings with the directors and management of ICN, SSP has actively encouraged ICN to take steps to address this situation since late 1999.

         In a press release dated February 24, 2000, ICN announced that it had engaged investment bankers "to explore strategic alternatives in order to increase shareholder value," and on June 15, 2000, in a further press release, having concluded that dividing ICN into three separate public companies "would unlock the value of the components," ICN announced a plan to reorganize itself through initial public offerings of minority interests in two of its business units, Ribapharm and ICN International.

         Critically, ICN's June plan would have left Ribapharm and ICN International as consolidated, majority-owned subsidiaries of ICN, under the control of ICN's current management. Mr. Panic was to have been the chairman of all three companies and the chief executive officer of ICN.

         In the three trading days that followed the announcement of this plan, ICN's closing share price fell by 25% - from $34-5/16 on June 14 to $25-3/4 on June 19 - a loss of almost $700 million in market value for ICN stockholders.

         There is no doubt in our minds that ICN's June plan was soundly rejected by the market for failing to address what we believe are the main causes of ICN's chronic undervaluation:

         1. Milan Panic's leadership - under the June plan, as CEO of the parent company, Mr. Panic would have remained effectively "at the helm" of all three companies.

         2. ICN's exposure to Eastern Europe - under the June plan, ICN International (with its Eastern European operations) would have remained a consolidated subsidiary of ICN.

SSP's Alternative and ICN's October Commitments

         Following ICN's announcement of its June plan, SSP urged ICN's management to consider an alternative approach that would address these issues. SSP proposed a 100% separation of ICN's three business units into fully separate companies, each with independent boards and management, by means of tax-free "spin-offs" to ICN's stockholders.

         SSP also disclosed publicly that it was considering whether to nominate a slate of directors at ICN's 2000 annual meeting of stockholders.

         In October 2000, on the eve of the deadline for stockholder nominations, with no elements of its June plan having been realized, ICN signed the SSP Agreement. In exchange for SSP's agreement not to nominate directors at the 2000 annual meeting, ICN agreed to terms securing two important benefits for ICN stockholders: (A) a public commitment from ICN's Board to a revised restructuring plan reflecting the key elements of SSP's proposal, and (B) a means for ICN stockholders to enforce that commitment through the exercise of their franchise if in their view sufficient progress is not made.

         (A)  ICN's October commitment to its stockholders

         In a press release issued on October 20, 2000 as part of its agreement with SSP ("ICN's October 20 Press Release"), in addition to reaffirming its intention to proceed with initial public offerings of minority interests in Ribapharm and ICN International, ICN announced significant revisions to its plan, informing stockholders that:

         o ICN's Board was committed to ensuring that ICN, Ribapharm and ICN International would be completely separated from each other as soon as possible with separate managements and truly independent Boards;

         o ICN's Board was committed to accomplish this separation through tax-free distributions to the ICN stockholders of ICN's entire remaining interest in Ribapharm and ICN International;

         o ICN's Board was committed to consider, in the exercise of its fiduciary duties, other strategic transactions, including a sale of part or all of ICN, that would provide alternative means to increase stockholder value;

         o ICN's Board would immediately initiate an internal and external search for a CEO for ICN (to be renamed ICN Americas); and

         o Mr. Panic would assume a reduced management role by relinquishing all management or board positions at Ribapharm and serving only as a non-executive chairman of ICN Americas. He would remain chairman and CEO only of ICN International.

         (B) Enforcement of ICN's October commitment

         As a means for SSP and the ICN stockholders to enforce ICN's public commitments, ICN agreed with SSP to hold the 2001 Annual Meeting by May 30, 2001 and its 2002 annual meeting by May 29, 2002 and to reduce the size of its Board to nine. The SSP Agreement also requires ICN to ensure that the directors elected at those two meetings will constitute at least two-thirds of the entire Board in May 2002.

         These agreements, now also reflected in ICN's Bylaws, provide ICN stockholders with the means to nominate and elect stockholder-nominated directors as a majority of the Board within the next fourteen months.

Why Are We Concerned?

         We are concerned because we believe the incumbent management and directors of ICN, after months and months of talk and promises, have not, in fact, made genuine progress in splitting ICN into three wholly-separate and independently-managed businesses to address the undervaluation of ICN or to enhance stockholder value.

         Despite the protestations of ICN and its Chairman that they remain committed to implementing a restructuring, almost one year has passed and the promised restructuring of ICN not only remains unfinished, it has to a large extent not even begun.

         As of today, ICN has not delivered to its stockholders any tangible results from its October commitments. ICN has not delivered on its commitment of a tax-free distribution of Ribapharm and ICN International shares. ICN has not delivered on its commitment to independent management and management changes. ICN has not delivered any alternative strategic transaction. And, no surprise to us, ICN shares remain chronically undervalued. ICN's share price today is below the prices immediately prior to both the June 15 and October 20 announcements.

         We are unconvinced and unimpressed by the litany of steps that Mr. Panic proudly presented as a "progress" report to the stockholders in March. Many of these items were old news - dating back to last August or before. Others are merely repetitions of previous statements about ICN's "intentions" and "proposals."

         We believe that other investors are equally unimpressed and skeptical. Following the announcement of the SSP Agreement and the October plan, ICN shares traded at prices as high as $41.75 on October 20, 2000 - their highest level since July 1998. Since then, the shares have returned to the levels which first led SSP to speak out.

         We are concerned because we no longer believe Mr. Panic and ICN's incumbent Board intend to deliver on their October commitments.

         On March 8, 2001, in a press release and letter to stockholders, ICN announced a revised structure for the offering of ICN International, now to be comprised of up to 40 percent of ICN International. According to the announcement, this offering is expected to be completed, "subject to market conditions," in the second quarter of 2001.

         The increased size of the proposed ICN International offering effectively scraps any possibility under current U.S. tax law of a subsequent tax-free distribution to stockholders of the remainder of that company. Indeed, ICN now says merely that it has a "longer-term intention" to sell its remaining stake.

         Similarly, the public offering of Ribapharm is now to occur only sometime in 2001, again with the reservation "subject to market conditions."

         In the meantime - however long that may be - ICN (still led by Mr. Panic and supervised by the incumbent Board) will continue to control both Ribapharm and ICN International.

         This appears to be just the result management intends. In a press release issued on April 3, 2001, ICN said "ICN has valuable strategic assets and a bright future and these are best managed under ICN's existing board of directors, and the management which has been responsible for the growth of the company."

         We are concerned because ICN's March and April communications studiously avoid any mention whatsoever of last October's commitment to "ensur[e] that each of these three companies be completely separated from the others as soon as possible, with separate managements and truly independent boards" and because Mr. Panic's March letter to stockholders ominously refers back to the announcement of the June restructuring plan and makes no reference to the revised October plan.

         We are concerned and puzzled that Mr. Panic has indicated an intention to sell stock when ICN is supposedly in the process of a strategic restructuring
- whose execution is under Mr. Panic's control - designed to promote a higher stockholder value. On April 5, 2001, Mr. Panic gave notice of an intent to sell 100,000 ICN shares.

         We are concerned because we believe ICN's incumbent directors are less independent of Mr. Panic and senior management than is desirable. We believe this primarily because none of the members of ICN's incumbent Board were nominated by ICN stockholders, and ten of the fourteen incumbent directors have served on the Board since 1992 or before. We further believe this because of the directors' unusually high compensation and a history of consulting arrangements between certain directors and ICN (as reported in The Wall Street Journal on April 6, 2000).

         Our fellow stockholders evidently also share this concern. At ICN's 2000 annual meeting, a mere four months ago, ICN stockholders approved by a wide majority of votes the resolution offered by TIAA-CREF expressing the view that ICN's board structure and composition raises "serious questions" about the Board's capacity to act independently of management. The incumbent Board opposed this resolution.

Serious Questions

         We are left - and we think many of our fellow stockholders are left - with serious questions and doubts.

         o Does ICN's Board remain committed, as it stated in ICN's October 20 Press Release, to "ensuring that each of [ICN, Ribapharm and ICN International] be completely separated from the others as soon as possible with separate managements and truly independent Boards?"

         o Will investors recognize the full value of ICN's businesses so long as they remain under the ultimate control of ICN's incumbent management supervised by its incumbent Board?

         o If market conditions preclude long-promised public offerings of these companies, why won't ICN move forward by seeking the required consent of, or repaying or refinancing, its public senior debt and distributing 100% of Ribapharm to ICN stockholders?

         o What contingency measures, if any, are being planned by ICN's management to, as Mr. Panic put it in his letter to stockholders dated March 20, 2001, "unlock the value of ICN's businesses" and increase stockholder value in the event market conditions counsel against the planned offerings or if the conditions to a tax-free distribution of Ribapharm are not satisfied?

         o What has become of ICN's commitment, as it stated in ICN's October 20 Press Release, to consider, "should the break-up plan not be fully implemented," alternative transactions, including a sale of part or all of ICN?

         o Do ICN's incumbent management and Board possess the ability or will to pursue a restructuring to timely completion and maximize value for stockholders?

         o When, if ever, does Milan Panic intend to relinquish the reins at any of ICN's businesses?

Why We Are Nominating Now

         At the time SSP agreed not to pursue a proxy fight at the 2000 annual meeting, it obtained agreements from ICN about the timing of the next two annual meetings and the size of the Board, expressly to provide a means to enforce ICN's public commitments regarding the restructuring plan, other strategic alternatives and the future management of ICN's businesses.

         The "enforcement mechanism" obtained by SSP in the SSP Agreement was ICN's agreement to hold its next two annual meetings at dates certain and to fix the number of directors to be elected at each such meeting. These terms assure that two-thirds of the Company's directors will stand for election between now and May 2002 (without risk of either changes in the size of the board or delay in holding meetings - remembering that 16 months elapsed between ICN's 1998 and 1999 annual meetings and 15 months between the 1999 and 2000 meetings).

         These agreements gave ICN stockholders dissatisfied with ICN's incumbent management and Board the opportunity, if they choose to pursue it (as the Committee is doing this year), to seek to elect to the Board, initially a minority and within a set time period, a majority of stockholder-nominated directors.

         For the reasons described above, we now feel obligated to put that mechanism to use, on behalf of all stockholders of ICN, and to elect to the Board a group of directors who have been nominated by stockholders, are wholly independent of management and are dedicated to the prompt pursuit of increased stockholder value.

         For these reasons we will nominate the Committee Nominees and are asking you to elect them to the Board.

What Will Our Nominees Do?

         The Committee Nominees are men of substantial business experience and integrity. They are wholly independent of Mr. Panic and ICN's current management and are committed to the maximization of stockholder value, through the proposed restructuring or by other means, as soon as practicable. See "The Election of Directors - The Committee Nominees" below.

         The Committee Nominees have personally invested in excess of $6 million in ICN shares and their interests are closely aligned with those of ICN's other stockholders.

         If elected, the Committee Nominees are committed to acting in the best interest of ICN's stockholders and, subject to their fiduciary duties as directors of ICN, will pursue diligently and promptly the proposed restructuring or other actions to maximize stockholder value. If elected, the Committee Nominees will not stand for further unnecessary delay and will act as an effective watchdog for the stockholders.

         Because ICN has a classified Board structure, if elected, the Committee Nominees will not constitute a majority of the Board. However, from their position on the Board, the Committee Nominees will be able to closely monitor management's progress with respect to enhancing stockholder value. Their presence on the Board, and the action of the stockholders in electing them to the Board, will send a strong message to ICN and the remaining directors regarding the desire of ICN's stockholders to have truly independent, stockholder-nominated representatives on the Board and the seriousness with which ICN stockholders take the Board's prior commitments regarding the enhancement of stockholder value.

         Equally important is the fact that, as a result of SSP's agreement with ICN, if all of the Committee Nominees are elected at the 2001 Annual Meeting, then the Committee or other interested stockholders would be in a position at ICN's 2002 Annual Meeting to propose sufficient additional nominees to ensure that, if elected, a majority of the Board would consist of directors nominated directly by ICN's stockholders. This is the only sanction available to stockholders if ICN's Board and management ultimately fail to deliver on their promises.

                                      * * *

         We urge you to sign, date and return the enclosed GOLD proxy card (and not to return any proxy card sent to you by the Company) to help us pursue these objectives.

                            THE ELECTION OF DIRECTORS

         The Board currently consists of 14 directors divided into three classes. According to the ICN 2001 Definitive Proxy Statement, following the 2001 Annual Meeting, the Board will consist of 12 directors divided into three classes. At the 2001 Annual Meeting three persons will be elected as directors of ICN to hold office until the 2004 annual meeting and until their successors have been elected and qualified or until their earlier death, resignation or removal. In accordance with ICN's Restated Certificate of Incorporation, SSP has provided written notice to the Secretary of the Company of its intent to nominate the Committee Nominees for election to the Board at the 2001 Annual Meeting.

         The Committee Nominees are Edward A. Burkhardt, General Ronald R. Fogleman, United States Air Force (Retired), and Steven J. Lee. We believe the Committee Nominees are highly qualified individuals based on their extensive business and professional experience.

The Committee Nominees

         The Committee proposes that the ICN stockholders elect the Committee Nominees to the Board at the 2001 Annual Meeting. The three Committee Nominees and certain information concerning their principal occupations or employment, beneficial ownership of Common Stock as of the date of this Proxy Statement, and other matters is set forth below. This information has been furnished to the Committee by the respective Committee Nominees.


Name; Age; and Business          Principal Occupation and Business Experience             Number of     Percentage
       Address                   During Last Five Years; Current Directorships            Shares of      of Common
                                                                                        Common Stock     Stock (1)
                                                                                        Beneficially
                                                                                            Owned

Edward A. Burkhardt; 62;         Mr. Burkhardt has been the President of Rail World,       250,000           *
8600 W. Bryn Mawr Ave.           Inc., a railway management consulting and investment
Suite 500N                       corporation specializing in privatizations, since
Chicago, IL  60631-3579          August 1999.  From 1987 though August 1999, Mr.
                                 Burkhardt held a number of positions with
                                 Wisconsin Central Transportation Corporation,
                                 including Chairman, President and Chief
                                 Executive Officer. Wisconsin Central
                                 Transportation Corporation is a holding company
                                 which operates a regional North American rail
                                 system in Wisconsin, Michigan, Illinois,
                                 Minnesota and Ontario. Wisconsin Central
                                 Transportation Corporation also owns minority
                                 interests in, and participates in the
                                 management of, rail operations in the United
                                 Kingdom and Australia, as well as ferry and
                                 rail operations in New Zealand.

Ronald R. Fogleman; 59;          General Ronald R. Fogleman, United States Air Force        1,000            *
406 Snowcap Lane                 (Retired), has been the President and Chief
Durango, CO  81303               Executive Officer of Durango Aerospace, Inc., an
                                 international aviation consulting services
                                 company, since 1998. Prior to joining Durango
                                 Aerospace, General Fogleman, who retired from
                                 the United States Air Force in September 1997,
                                 served as Chief of Staff of the United States
                                 Air Force from 1994 until 1997 and as
                                 Commander-in-Chief of the United States
                                 Transportation Command from 1992 until 1994.
                                 General Fogleman currently serves on the Board
                                 of Directors of North American Airlines, a
                                 feeder airline for El Al; Rolls Royce of North
                                 America; the International Airline Support
                                 Group, Inc.; Mesa Air Group, Inc.; and World
                                 Airways, Inc.

Steven J. Lee; 53;               Mr. Lee has been Chairman and Chief Executive             25,000            *
c/o PolyMedica Corporation       Officer of PolyMedica Corporation since June 1996.
11 State Street                  From 1990 to 1996, he was President and Chief
Woburn, MA  01801                Executive Officer of PolyMedica.  PolyMedica is a
                                 national medical products and services company.
                                 Through its Liberty Medical Supply subsidiary, it is
                                 the largest value-added provider of diabetic
                                 supplies to Medicare-eligible seniors.  Mr. Lee is
                                 also a director of Kensey Nash Corporation.

------------
* Denotes ownership of less than 1% of the outstanding shares of Common Stock.

(1) This percentage is calculated using 80,618,070 shares of Common Stock outstanding as of April 23, 2001, based on information publicly disclosed by the Company in the ICN 2001 Definitive Proxy Statement.




         The Committee Nominees will not receive any compensation from the Committee for agreeing to be nominated by the Committee or, if elected, for their services as directors of the Company. However, the Committee has agreed to indemnify each of the Committee Nominees against losses incurred arising out of or based upon being the Committee's nominee or a "participant in a solicitation." The Committee also has agreed to reimburse each of the Committee Nominees for their reasonable legal fees and expenses incurred in connection with each such nominee's participation in the solicitation of proxies as described in this Proxy Statement.

         The Committee expects that each of the Committee Nominees, if elected, will receive the Company's customary director's compensation. According to the ICN 2001 Definitive Proxy Statement, under compensation arrangements then in effect, non-employee members of the Board were paid an annual fee of $30,000, payable quarterly, plus a fee of $1,000 for every Board meeting attended and an additional fee of $1,000 for every committee meeting attended. In addition, Board members were reimbursed for their out-of-pocket expenses in attending the meetings. Non-employee directors on each April 18 also were granted options to purchase 15,000 shares of Common Stock. The Committee also expects that each of the Committee Nominees, if elected, will be indemnified for his services as director of the Company to the same extent indemnification is available to directors of the Company under the Company's Restated Certificate of Incorporation or otherwise provided by the Company. In addition, the Committee expects that, upon their election, such nominees will be covered by the Company's officer and director liability insurance, assuming the Company has in effect a standard officer and director insurance policy.

         Although the Committee has no reason to believe that any Committee Nominee will be unable to serve as a director, if any one or more of the Committee Nominees shall not be available for election, the persons to be appointed as proxies shall vote all proxies received by the Committee for the election of any additional nominees as may be proposed by the Committee. If required, the Committee intends to distribute to the stockholders of the Company supplemental materials. In addition, the Committee reserves the right to nominate substitute or additional persons if the Company makes or announces any other action that has, or if consummated would have, the effect of disqualifying any of the Committee Nominees. You are urged to carefully consider the Committee Nominees' qualifications and abilities to represent your interests.

                                      * * *

         WHEN YOU RETURN THE GOLD PROXY CARD YOU WILL BE VOTING FOR THE COMMITTEE NOMINEES TO SERVE AS DIRECTORS, UNLESS YOU APPROPRIATELY MARK YOUR CARD OTHERWISE.

         THE COMMITTEE BELIEVES THAT IT IS IN THE BEST INTEREST OF STOCKHOLDERS TO ELECT THE COMMITTEE NOMINEES AT THE 2001 ANNUAL MEETING, AND STRONGLY RECOMMENDS A VOTE "FOR" THE ELECTION OF THE COMMITTEE NOMINEES.

                                      * * *

         YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN.


         PLEASE SIGN AND DATE THE GOLD PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE 2001 ANNUAL MEETING.

                                VOTING PROCEDURES


2001 Annual Meeting

         The Company has announced that the 2001 Annual Meeting will be held at 10:00 a.m. P.D.T. on May 30, 2001 at ICN Pharmaceuticals, Inc., 3300 Hyland Avenue, Costa Mesa, California 92626.

Voting and Revocation of Proxies

         For the proxy solicited hereby to be voted, the enclosed GOLD proxy card must be signed, dated, and returned to the ICN Committee to Maximize Shareholder Value c/o MacKenzie Partners, Inc. ("MacKenzie Partners") at the address set forth on the back page of this Proxy Statement, in the enclosed envelope, in time to be voted at the 2001 Annual Meeting. If you wish to vote "FOR" the Committee Nominees you must submit the enclosed GOLD proxy card and must NOT submit the Company's proxy card. If you have already returned the Company's proxy card, you have the right to revoke it as to all matters covered thereby and may do so by subsequently signing, dating, and mailing the enclosed GOLD proxy card. ONLY YOUR LATEST DATED PROXY WILL COUNT AT THE 2001 ANNUAL MEETING. Execution of a GOLD proxy card will not affect your right to attend the 2001 Annual Meeting and to vote in person.

         Any proxy may be revoked as to all matters covered thereby at any time prior to the time a vote is taken by (i) submitting to the Chairman of the Board or us a later dated written revocation or duly executed proxy; or (ii) attending and voting at the 2001 Annual Meeting in person (attendance at the 2001 Annual Meeting will not in and of itself constitute a revocation).

         Although a revocation will be effective if delivered only to the Company, the Committee requests that either the original or a copy of all revocations be mailed to the ICN Committee to Maximize Shareholder Value c/o MacKenzie Partners at the address set forth on the back page of this Proxy Statement, so that the Committee will be aware of all revocations and can more accurately determine if and when the requisite proxies have been received.

         Shares of Common Stock represented by a valid, unrevoked GOLD proxy card will be voted as specified. Shares represented by a GOLD proxy card where no specification has been made will be voted "FOR" the Committee Nominees. Except as set forth in this Proxy Statement, the Committee is not aware of any other matter to be considered at the 2001 Annual Meeting. If you return a GOLD proxy card and any other matter is presented at the 2001 Annual Meeting, the persons named on the enclosed GOLD proxy card will vote your shares in accordance with their best judgment concerning such matter.

         If any of your shares were held in the name of a brokerage firm, bank, bank nominee or other institution on April 23, 2001, the Record Date, only that institution can vote your shares and only upon its receipt of your specific instructions. Accordingly, please promptly contact the person responsible for your account at such institution and instruct that person to execute and return the GOLD proxy card on your behalf. You should also promptly sign, date and mail the voting instruction form (or GOLD proxy card) that your broker or banker sends you. Please do this for each account you maintain to ensure that all of your shares are voted. If any of your shares were held in the name of a brokerage firm, bank, bank nominee or other institution on the Record Date, to revoke your proxy you will need to give appropriate instructions to such institution. IF YOU DO NOT GIVE INSTRUCTIONS TO YOUR BROKER OR OTHER NOMINEE, YOUR SHARES WILL NOT BE VOTED.

Record Date and Voting Power

         Only holders of record as of the close of business on April 23, 2001, the Record Date for the 2001 Annual Meeting, will be entitled to vote at the 2001 Annual Meeting. If you were a stockholder of record on the Record Date, you will retain your voting rights for the 2001 Annual Meeting even if you sell such shares after the Record Date. Accordingly, it is important that you vote the shares you owned on the Record Date or grant a proxy to vote such shares, even if you sell some or all of your shares after the Record Date.

         The shares of Common Stock are the only shares of capital stock of ICN entitled to notice of, and to vote at, the 2001 Annual Meeting. According to publicly filed information, as of April 23, 2001, the Record Date, there were 80,618,070 shares of Common Stock issued and outstanding held of record by approximately 7,287 stockholders. Every holder of shares of Common Stock is entitled to one (1) vote for each share of Common Stock held.

Quorum and Required Vote

         In accordance with ICN's Bylaws, at the 2001 Annual Meeting, a majority of the shares of Common Stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum. For the election of directors, nominees receiving a plurality of the votes cast at the 2001 Annual Meeting in person or by proxy will be elected as directors. "Plurality" means the nominees who receive the largest number of votes cast. Shares not voted will have no effect on the election of directors. Abstentions and broker non-votes in connection with the election of directors shall have no effect on such matters since directors are elected by a plurality of the votes cast at the 2001 Annual Meeting. "Broker non-votes" are shares as to which a broker indicates on a proxy that it does not have discretionary authority and has not received voting instructions from the beneficial owner on a particular matter. Given that this is a contested election, we do not expect that there will be any broker non-votes.

         Inspectors of election that are appointed by the Board or, if no such appointment is made or such inspectors fail to appear or act, by the chairman of the 2001 Annual Meeting (appointed in accordance with the Bylaws of the Company), will tabulate the votes cast at the 2001 Annual Meeting.

         If you have questions, or need further assistance, please call MacKenzie Partners at (800) 322-2885 (toll-free) or at (212) 929-5500 (call collect). You may also send an email to proxy@mackenziepartners.com.

                             SOLICITATION OF PROXIES

         In connection with the Committee's solicitation of proxies for use at the 2001 Annual Meeting, proxies may be solicited by mail, courier service, advertisement, telephone, telecopier or other electronic means, and in person. Solicitations may be made, in the manner set forth in this Proxy Statement, by SSP's and Providence's directors, managers, officers and other employees, and by the Committee Nominees, none of whom will receive additional compensation for such solicitations. We may request banks, brokerage firms, and other custodians, nominees and fiduciaries to forward all of the solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. We will reimburse these record holders for customary clerical and mailing expenses incurred by them in forwarding these materials to their customers.

         We have retained MacKenzie Partners for solicitation and advisory services in connection with the solicitation of proxies at an estimated fee of $200,000, together with reimbursement for its reasonable out-of-pocket expenses. MacKenzie Partners has informed us that it would employ up to approximately 31 persons to solicit proxies for use at the 2001 Annual Meeting.

         All expenses associated with any solicitation of proxies by us in connection with the 2001 Annual Meeting will be borne directly by the Committee. SSP and Providence shall bear all expenses incurred on behalf of the Committee. If the Committee Nominees are elected to the Board, the Committee intends to seek reimbursement of the costs of this solicitation from the Company. Unless otherwise required by law, the Committee does not currently intend to submit the question of reimbursement of the costs of this solicitation to a stockholder vote. We estimate that the costs incidental to our solicitation of proxies, including expenditures for advertising, printing, postage, legal and related expenses will be approximately $900,000. Total costs incurred to the date of this Proxy Statement by us have been approximately $300,000.

                           INFORMATION CONCERNING THE
                        PARTICIPANTS IN THE SOLICITATION

         The Committee; SSP; Providence; Eric Knight, Managing Director of SSP; Dr. Tito Tettamanti, Chairman of SSP; Herbert A. Denton, President of Providence; Richard E. Lazarow, Managing Director of Providence; John J. Hill, a financial analyst with Providence; Edward A. Burkhardt, a Committee Nominee; General Ronald R. Fogleman, United States Air Force (Retired), a Committee Nominee; and Steven J. Lee, a Committee Nominee; may each be deemed a "participant" in the solicitation contemplated by this Proxy Statement, as the term "participant" is defined in the proxy rules promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (each such person, a "Participant," and collectively, the "Participants"). Information concerning the Participants is set forth below and on Schedule I hereto, and with respect to the Committee Nominees additional information is set forth under the heading "The Election of Directors - The Committee Nominees."

         SSP, a Cayman Islands company formed in 1994, invests in publicly traded securities that SSP believes are substantially undervalued. The principal business office of SSP is located at 4th Floor, Bank of Nova Scotia Building, P.O. Box 268, Grand Cayman (Cayman Islands), British West Indies. If you wish to communicate with SSP concerning ICN and the matters discussed in this Proxy Statement, Eric Knight, Managing Director of SSP, may be reached at 011-377-93-10-61-40. You may also contact SSP at SSP's website: http://www.ssp-specialsituationspartners.com.

         As of the date of this Proxy Statement, SSP is the record owner of 125,000 shares of Common Stock and, including such shares, is the beneficial owner of 3,184,300 shares of Common Stock. SSP may also be deemed to beneficially own all shares of Common Stock owned beneficially by Providence or the Committee Nominees. SSP intends to vote such shares of Common Stock "FOR" the Committee Nominees. Providence has the right to acquire 120,000 shares of Common Stock from SSP pursuant to the agreement described below. See "Certain Transactions Involving the Participants."

         Providence, a Delaware corporation founded in 1991, is engaged in the investment banking and stock brokerage businesses. The principal business office of Providence is located at 730 Fifth Avenue, New York, New York, 10019. If you wish to communicate with Providence concerning ICN and the matters discussed in this Proxy Statement, Herbert A. Denton, President of Providence, may be reached at (212) 888-3200.

         As of the date of this Proxy Statement, Providence is the beneficial owner of 79,000 shares of Common Stock. Providence may also be deemed to beneficially own all shares of Common Stock beneficially owned by SSP or the Committee Nominees. Providence intends to vote such shares of Common Stock "FOR" the Committee Nominees. Providence also has the right to acquire (and thus may be deemed to be the beneficial owner of) 120,000 shares of Common Stock from SSP pursuant to the agreement described below. See "Certain Transactions Involving the Participants."

         The Committee is an unincorporated association that does not have any officers or employees and does not beneficially own any securities of the Company. The business address of the Committee is ICN Committee to Maximize Shareholder Value, c/o Providence Capital, Inc., 730 Fifth Avenue, New York, New York, 10019. You may also contact the Committee at its website:
http://www.icnmaxvalue.com.

         Dr. Tito Tettamanti is Chairman of SSP. Dr. Tito Tettamanti's business address is 34-36 Grays Inn Road, London WC1X 8NN, England. As of the date of this Proxy Statement, Dr. Tettamanti may be deemed to be the beneficial owner of all securities of the Company which are beneficially owned by SSP.

         Eric Knight is Managing Director of SSP. Eric Knight's business address is La Mamounia, 3963 Crans, Switzerland. As of the date of this Proxy Statement, Mr. Knight may be deemed to be the beneficial owner of all securities of the Company which are beneficially owned by SSP.

         Herbert A. Denton's principal occupation is President of Providence. Herbert A. Denton's business address is Providence Capital, Inc., 730 Fifth Avenue, New York, New York, 10019. As of the date of this Proxy Statement, Herbert A. Denton may be deemed to be the beneficial owner of all securities of the Company which are beneficially owned by Providence.

         Richard E. Lazarow's principal occupation is Managing Director of Providence. Richard E. Lazarow's business address is Providence Capital, Inc. 730 Fifth Avenue, New York, New York 10019. As of the date of this Proxy Statement, Mr. Lazarow may be deemed to be the beneficial owner of all securities of the Company beneficially owned by Providence.

         John J. Hill's principal occupation is financial analyst with Providence. John J. Hill's business address is Providence Capital, Inc. 730 Fifth Avenue, New York, New York 10019. As of the date of this Proxy Statement, Mr. Hill is not the beneficial owner of any securities of the Company.

         For information relating to transactions by each of the Participants in securities of the Company over the past two years, see Schedule I hereto.

         Each of the Committee Nominees, as well as Eric Knight, Dr. Tito Tettamanti, Herbert A. Denton, Richard E. Lazarow and John J. Hill may communicate with stockholders of ICN in the manner contemplated by this Proxy Statement on behalf of the Committee.

                              CERTAIN TRANSACTIONS
                           INVOLVING THE PARTICIPANTS

         SSP, Providence and the Committee Nominees are party to an agreement pursuant to which (i) SSP, Providence and the Committee Nominees have agreed to cause all shares of Common Stock beneficially owned by them on the Record Date to be represented in person or by proxy at the 2001 Annual Meeting and to be voted for the Committee Nominees and for such other actions as may be necessary or helpful to cause the election of the Committee Nominees to the Board, and
(ii) SSP and Providence have agreed to bear the costs incurred by the Committee in connection with the solicitation of proxies by the Committee with respect to the 2001 Annual Meeting on a pro rata basis in proportion to their relative beneficial ownership of Common Stock as of the date of the 2001 Annual Meeting.

         On March 16, 2001, SSP and Providence entered into an agreement pursuant to which SSP granted to Providence an option to purchase up to 120,000 shares of Common Stock from SSP at $30.68 per share, exercisable during the period commencing on the conclusion of the 2001 Annual Meeting and ending on August 30, 2002.

         For a description of the SSP Agreement, see "Why Are We Seeking to Elect the Committee Nominees."

         Except as set forth in this Proxy Statement (including the Schedules hereto), none of the Participants or any of their respective associates: (i) directly or indirectly beneficially owns any shares of Common Stock or any other securities of the Company or any of its subsidiaries; (ii) has had any relationship with the Company in any capacity other than as a stockholder, or is or has been a party to any transaction, or series of transactions, since the beginning of the Company's last fiscal year with respect to any securities of the Company; (iii) knows of any transactions since the beginning of the Company's last year, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any of them or their respective associates had, or will have, a direct or indirect material interest; (iv) intends to seek to engage in any transaction with the Company or any of its subsidiaries in the future; or (v) has any interest in the matters to be voted on at the 2001 Annual Meeting, other than an interest, if any, as a stockholder of the Company or, with respect to the Committee Nominees, as a nominee for director.

         In addition, other than as set forth in this Proxy Statement (including the Schedules hereto), there are no contracts, arrangements or understandings entered into by any of the Participants or any of their respective associates within the past year with any person with respect to any of the Company's securities, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

         Except as set forth in this Proxy Statement (including the Schedules hereto), none of the Participants or any of their respective associates has entered into any agreement or understanding with any person with respect to (i) any future employment by the Company or its affiliates or (ii) any future transactions to which the Company or any of its affiliates will or may be a party.

         Except as set forth in this Proxy Statement (including the Schedules hereto), none of the Committee Nominees has, since the beginning of the Company's last fiscal year, been indebted to the Company or any of its subsidiaries in an amount that exceeds $60,000.

                          CERTAIN INFORMATION ABOUT ICN

         ICN is a Delaware corporation with its principal executive office located at ICN Plaza, 3300 Hyland Avenue, Costa Mesa, California, 92626. The telephone number of ICN is (714) 545-0100.

         ICN is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements, and other information with the SEC. Reports, registration statements, proxy statements, and other information filed by ICN with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at the Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Documents filed electronically by ICN are also available at the SEC's Web site: http://www.sec.gov.

         Based solely on our review of the ICN 2001 Definitive Proxy Statement, and other publicly available information filed with the SEC thereafter, to our knowledge no person is known, as of the date hereof, to be the beneficial owner of more than 5% of the outstanding shares of Common Stock.

         Schedule II sets forth certain information obtained from the ICN 2001 Definitive Proxy Statement concerning the beneficial ownership of Common Stock by the directors and executive officers of the Company.

         The ICN 2001 Definitive Proxy Statement contains information concerning, among other things, (i) the background of ICN's nominees for the Board, (ii) the compensation paid and payable to the directors and executive officers of ICN, (iii) information with respect to the beneficial ownership of Common Stock by the directors and executive officers of the Company, (iv) the committees of ICN's Board and their members and (v) the meetings of ICN's Board and all committees thereof. The Committee assumes no responsibility for the accuracy or completeness of such information.


                        OTHER MATTERS TO BE CONSIDERED AT
                             THE 2001 ANNUAL MEETING

         Except as set forth in this Proxy Statement, we are not aware of any proposals to be brought before the 2001 Annual Meeting.

                            STOCKHOLDER PROPOSALS FOR
                        THE COMPANY'S 2002 ANNUAL MEETING

         According to the ICN 2001 Definitive Proxy Statement:

         o The Company's Restated Certificate of Incorporation provides that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice generally must be delivered to or mailed and received at the Company's principal executive office not less than 60 days or more than 90 days prior to the scheduled date of the annual meeting, regardless of any postponement deferral or adjournment of that meeting. However, if less than 70 days notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be given not later than the close of business on the 10th day following the earlier of (i) the day on which the notice of the date of the meeting was mailed, or (ii) the day on which such public disclosure was made.

         o Any stockholder wishing to submit a proposal to be included in the proxy materials relating to the 2002 Annual Meeting must submit such proposal to the Company so that it is received by the Company at its principal executive offices no later than January 2, 2002.

                             ADDITIONAL INFORMATION

         The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon publicly available information. Although the Committee does not have any information that would indicate that any information contained in this Proxy Statement concerning the Company is inaccurate or incomplete, the Committee does not take any responsibility for the accuracy or completeness of such information.

         Questions, or requests for additional copies of this Proxy Statement, should be directed to:



                            MACKENZIE PARTNERS, INC.
                                156 Fifth Avenue
                               New York, NY 10010

                       email: proxy@mackenziepartners.com

                          Call Collect: (212) 929-5500
                          or Toll Free: (800) 322-2885
                            Facsimile: (212) 929-0308

                                   SCHEDULE I

                    TRANSACTIONS IN SECURITIES OF THE COMPANY
                               BY THE PARTICIPANTS


         Other than as set forth below, none of the Participants has purchased or sold securities of the Company in the last two years.

       Schedule of Transactions by SSP - Special Situations Partners Inc.


                          Transactions in Common Stock

Date of Transaction           Nature of Transaction          Number of Shares of
                                                                 Common Stock

 September 23, 1999                 Purchased                        25,000
 September 24, 1999                 Purchased                        50,000
 September 27, 1999                 Purchased                        20,000
 September 28, 1999                 Purchased                        18,000
 September 29, 1999                 Purchased                        20,000
  October 1, 1999                   Purchased                        19,900
  October 4, 1999                   Purchased                        30,000
  October 5, 1999                   Purchased                        5,000
  October 8, 1999                   Purchased                        17,500
  October 13, 1999                  Purchased                        25,000
  October 15, 1999                  Purchased                        25,000
  October 18, 1999                  Purchased                        10,000
  October 20, 1999                  Purchased                        14,600
  October 22, 1999                  Purchased                        90,000
  October 26, 1999                  Purchased                       208,100
  October 27, 1999                  Purchased                       123,300
  October 28, 1999                  Purchased                       106,700
  October 29, 1999                  Purchased                        68,000
  November 1, 1999                  Purchased                       102,200
  November 2, 1999                  Purchased                        67,300
  November 3, 1999                  Purchased                       100,000
  November 5, 1999                  Purchased                       125,000
  November 8, 1999                  Purchased                        49,400
  November 9, 1999                  Purchased                        33,500
 November 10, 1999                  Purchased                        33,100
 November 19, 1999                  Purchased                        30,000
 November 22, 1999                  Purchased                        29,200
 November 23, 1999                  Purchased                       120,000
 November 24, 1999                  Purchased                       127,700
 November 29, 1999                  Purchased                        32,800
 November 30, 1999                  Purchased                        50,000
  December 1, 1999                  Purchased                        54,300
  December 2, 1999                  Purchased                        22,500
  December 3, 1999                  Purchased                        55,000
  December 6, 1999                Purchased (1)                      5,200
 December 10, 1999                Purchased (1)                      4,100
 December 27, 1999                  Purchased                        30,000
 December 28, 1999                  Purchased                        25,000
 December 30, 1999                  Purchased                        15,000
  January 28, 2000                  Purchased                        8,000
 February 22, 2000                Purchased (1)                       400
 February 24, 2000                Purchased (1)                      5,000
   March 20, 2000                 Purchased (1)                      50,000
   March 30, 2000                   Purchased                        20,000
   April 4, 2000                    Purchased                       100,000
   April 5, 2000                    Purchased                        18,800
   April 6, 2000                    Purchased                        41,500
   April 7, 2000                    Purchased                        90,000
   April 10, 2000                   Purchased                        50,000
   April 11, 2000                   Purchased                        60,000
   April 12, 2000                   Purchased                        7,300
   June 19, 2000                    Purchased                       125,000
   June 23, 2000                    Purchased                        30,000
   June 26, 2000                    Purchased                        30,000
   July 10, 2000                    Purchased                       125,000
   July 13, 2000                    Purchased                        40,000
   July 21, 2000                    Purchased                        63,400
   July 24, 2000                    Purchased                       137,500
   July 25, 2000                    Purchased                       100,000
   July 26, 2000                    Purchased                       100,000
 November 15, 2000                  Sold (2)                        (5,000)

--------------------------------------------------------------------------------
                                                  Total:          3,184,300


         (1)  Purchase made pursuant to a previously outstanding put option.

         (2) On November 15, 2000, SSP transferred 1,000 shares of Common Stock to each of five individuals in connection with each such individual's agreement to be nominated by SSP as a director at the 2000 annual meeting of the Company.


              Transactions in Call and Put Options for Common Stock

Date of Transaction          Nature of Transaction         Number of Underlying
                                                          Shares of Common Stock

  October 21, 1999              Purchased Call                    2,500
  October 21, 1999              Purchased Call                    2,500
  October 21, 1999              Purchased Call                    5,000
  October 22, 1999              Purchased Call                    7,000
  October 25, 1999              Purchased Call                    1,000
  October 26, 1999              Purchased Call                    5,000
  October 29, 1999              Purchased Call                    5,000
  October 29, 1999              Purchased Call                    5,000
  October 29, 1999              Purchased Call                    25,000
  October 29, 1999              Purchased Call                    25,000
  October 29, 1999                 Sold Put                       7,500
  October 29, 1999                 Sold Put                       2,500
  October 29, 1999                 Sold Put                       25,000
  October 29, 1999                 Sold Put                       25,000
  November 2, 1999              Purchased Call                    25,000
  November 2, 1999              Purchased Call                    15,000
  November 2, 1999              Purchased Call                    10,000
  November 2, 1999              Purchased Call                  2,500,000
  November 2, 1999                 Sold Put                       25,000
  November 2, 1999                 Sold Put                       15,000
  November 2, 1999                 Sold Put                       10,000
  November 3, 1999              Purchased Call                    25,000
  November 3, 1999              Purchased Call                    10,000
  November 3, 1999              Purchased Call                  1,000,000
  November 3, 1999                 Sold Put                       25,000
  November 3, 1999                 Sold Put                       10,000
  November 3, 1999                 Sold Put                       5,000
  November 3, 1999                 Sold Put                       5,000
  November 4, 1999              Purchased Call                    10,000
  December 9, 1999                 Sold Call                      2,000
  December 9, 1999               Purchased Put                    10,000
  December 9, 1999               Purchased Put                    10,000
 December 10, 1999                 Sold Call                      12,500
 December 10, 1999                 Sold Call                      5,000
 December 10, 1999                 Sold Call                      10,000
 December 10, 1999                 Sold Call                      2,500
 December 10, 1999               Purchased Put                    10,000
 December 10, 1999               Purchased Put                    10,000
 December 10, 1999               Purchased Put                    2,500
 December 10, 1999               Purchased Put                    27,500
 December 10, 1999               Purchased Put                    10,000
 December 10, 1999               Purchased Put                     700
 December 10, 1999               Purchased Put                    5,000
 December 13, 1999                 Sold Call                      30,000
 December 14, 1999                 Sold Call                      5,000
 December 15, 1999                 Sold Call                      5,000
 December 15, 1999                 Sold Call                      10,000
 December 16, 1999                 Sold Call                      2,500
 December 16, 1999                 Sold Call                      7,400
 December 16, 1999                 Sold Call                      1,600
 December 17, 1999                 Sold Call                      2,500
 December 17, 1999                 Sold Call                      4,500
 December 17, 1999                 Sold Call                      4,500
   March 16, 2000                  Sold Call                      25,000
   March 16, 2000                  Sold Call                      27,500
   March 16, 2000                  Sold Call                      2,500
   March 17, 2000                Purchased Put                    4,600
    May 17, 2000                Purchased Call                  2,500,000
    May 17, 2000                   Sold Call                    2,500,000
    May 22, 2000                Purchased Call                  1,000,000
    May 22, 2000                   Sold Call                    1,000,000
    June 9, 2000                Purchased Call                    10,000
    June 9, 2000                Purchased Call                    15,000
    June 9, 2000                Purchased Call                    10,000
    June 9, 2000                Purchased Call                    20,000
 September 8, 2000                 Sold Call                      5,000
 September 11, 2000                Sold Call                      5,000
 September 11, 2000                Sold Call                      5,000
  December 1, 2000                 Sold Call                      20,000
   March 16, 2001                  Sold Call                     120,000

         Other than the option granted to Providence by SSP on March 16, 2001 in respect of 120,000 shares of Common Stock, SSP has no put or call options with respect to Common Stock outstanding as of the date of this Proxy Statement.


    Schedule of Transactions by Providence Capital, Inc. / Herbert A. Denton


                          Transactions in Common Stock

Date of Transaction             Nature of Transaction      Number of Shares of
                                                               Common Stock
   January 30, 2001                 Purchased (1)                15,000
   January 30, 2001                 Purchased (3)                 5,000
   February 1, 2001                 Purchased (1)                32,000
   February 1, 2001                 Purchased (3)                20,000
   February 5, 2001                   Sold (1)                   (5,000)
   February 5, 2001                   Sold (3)                   (5,000)
   February 12, 2001                Purchased (1)                 8,000
   February 12, 2001                Purchased (3)                 5,000
   February 15, 2001                Purchased (1)                  500
   February 16, 2001                Purchased (1)                 5,000
   February 21, 2001                  Sold (1)                   (5,000)
   February 27, 2001                  Sold (1)                   (5,000)
     March 1, 2001                  Purchased (1)                 5,000
     March 8, 2001                  Purchased (3)                 2,500
    March 12, 2001                  Purchased (2)                 5,000
    March 21, 2001                  Purchased (1)                 4,500
    March 22, 2001                  Purchased (3)                 2,500
    March 30, 2001                    Sold (1)                   (7,000)
    April 23, 2001                    Sold (4)                   (9,000)
--------------------------------------------------------------------------------
                                                Total:           74,000


(1) Transaction effected by US Value Investment Company PLC of which Providence Advisors, LLC is the investment advisor. Mr. Denton is the sole managing member of Providence Advisors, LLC.
(2) Transaction effected by Providence Capital, Inc. Mr. Denton is the record owner of 90% of the outstanding equity securities of Providence Capital, Inc.
(3) Transaction effected by Providence Investors, LLC of which Mr. Denton is one of two managing members.
(4) These shares were transferred by Providence Investors, LLC to three of its members as part of a liquidating distribution to such members of their pro-rata interest in Providence Investors, LLC.


              Transactions in Call and Put Options for Common Stock

   Date of Transaction      Nature of Transaction          Number of Underlying
                                                          Shares of Common Stock
      March 16, 2001       Call option from SSP (1)               120,000
      March 22, 2001          Purchased Call (1)                   5,000

(1)  Transaction effected by Providence Capital, Inc.


                 Schedule of Transactions by Edward A. Burkhardt

  Date of Transaction        Nature of Transaction          Number of Shares of
                                                               Common Stock

   February 12, 2001               Purchased                      100,000
   February 22, 2001               Purchased                      40,000
   February 23, 2001               Purchased                      10,000
    March 21, 2001                 Purchased                      100,000
--------------------------------------------------------------------------------
                                                 Total:           250,000


                 Schedule of Transactions by Ronald R. Fogleman

         The following transaction was effected by B Bar J Cattle Co. Pension Plan Defined Benefit Plan and Trust of which Ronald R. Fogleman is a Trustee.

 Date of Transaction         Nature of Transaction         Number of Shares of
                                                              Common Stock

   March 28, 2001                  Purchased                      1,000


                    Schedule of Transactions by Steven J. Lee

 Date of Transaction         Nature of Transaction         Number of Shares of
                                                              Common Stock
   March 13, 2001                  Purchased                     15,000
   March 14, 2001                  Purchased                     10,000
--------------------------------------------------------------------------------
                                                   Total:        25,000

                                   SCHEDULE II

                 BENEFICIAL OWNERSHIP OF SHARES OF COMMON STOCK

         The following information is excerpted from and is based solely upon the ICN 2001 Definitive Proxy Statement, and sets forth, as of April 23, 2001, information regarding the beneficial ownership of the Common Stock and the percent of shares owned beneficially by the directors and each of the Chief Executive Officer of the Company and certain executive officers of the Company, including the four most highly paid executive officers of the Company, and all directors and executive officers of the Company as a group:


Name of Beneficial Owner                               Number of Shares of Common Stock      Percent of Class
                                                       Beneficially Owned (1)
-----------------------------------------------------------------------------------------------------------------
Norman Barker, Jr.......................................         146,819 (3)                       (2)
Birch E. Bayh, Jr.......................................          97,266 (4)                       (2)
Kim Campbell............................................              --                           (2)
Alan F. Charles.........................................         100,547 (5)                       (2)
Roger Guillemin.........................................         160,509 (6)                       (2)
Ray Irani...............................................              --                           (2)
Adam Jerney.............................................       1,169,605 (7)                       1.4%
Andrei Kozyrev..........................................          40,625 (8)                       (2)
Jean-Francois Kurz......................................         127,716 (9)                       (2)
Thomas H. Lenagh........................................         136,117 (10)                      (2)
Charles T. Manatt.......................................          36,787 (11)                      (2)
Stephen D. Moses........................................          84,808 (12)                      (2)
Milan Panic.............................................       2,690,180 (13)                      3.3%
Roberts A. Smith........................................         215,733 (14)                      (2)
Rosemary Tomich.........................................              --                           (2)
Richard A. Meier........................................          80,250 (15)                      (2)
John E. Giordani........................................          80,218 (16)                      (2)
Bill A. MacDonald.......................................          50,044 (17)                      (2)
James G. McCoy..........................................              --                           (2)
Johnson Y.N. Lau........................................          18,750 (18)                      (2)
Jack Sholl..............................................         152,250 (19)                      (2)
David Watt..............................................         193,140 (20)                      (2)
Directors and executive officers of the
Company as a group (22 persons).........................       5,581,364 (21)                      6.6%


(1) Except as indicated otherwise in the following notes, shares shown as beneficially owned are those as to which the named persons possess sole voting and investment power. However, under the laws of California and certain other states, personal property owned by a married person may be community property which either spouse may manage and control, and the Company has no information as to whether any shares shown in this table are subject to community property laws.

(2)  Less than 1%.

(3) Includes 141,690 shares of Common Stock which Mr. Barker has the right to acquire within 60 days upon the exercise of stock options.

(4) Includes 97,266 shares of Common Stock which Sen. Bayh has the right to acquire within 60 days upon the exercise of stock options.

(5) Includes 100,478 shares of Common Stock which Mr. Charles has the right to acquire within 60 days upon the exercise of stock options.

(6) Includes 159,681 shares of Common Stock which Dr. Guillemin has the right to acquire within 60 days upon the exercise of stock options.

(7) Includes 735,498 shares of Common Stock which Mr. Jerney has the right to acquire within 60 days upon the exercise of stock options.

(8) Includes 40,625 shares of Common Stock which Mr. Kozyrev has the right to acquire within 60 days upon the exercise of stock options.

(9) Includes 127,716 shares of Common Stock which Mr. Kurz has the right to acquire within 60 days upon the exercise of stock options.

(10) Includes 124,528 shares of Common Stock which Mr. Lenagh has the right to acquire within 60 days upon the exercise of stock options.

(11) Includes 33,750 shares of Common Stock which Mr. Manatt has the right to acquire within 60 days upon the exercise of stock options.

(12) Includes 84,505 shares of Common Stock which Mr. Moses has the right to acquire within 60 days upon the exercise of stock options.

(13) Includes 2,034,946 shares of Common Stock which Mr. Panic has the right to acquire within 60 days upon the exercise of stock options.

(14) Includes 192,162 shares of Common Stock which Dr. Smith has the right to acquire within 60 days upon the exercise of stock options.

(15) Includes 76,750 shares of Common Stock which Mr. Meier has the right to acquire within 60 days upon the exercise of stock options.

(16) Includes 77,356 shares of Common Stock which Mr. Giordani has the right to acquire within 60 days upon the exercise of stock options.

(17) Includes 44,250 shares of Common Stock which Mr. MacDonald has the right to acquire within 60 days upon the exercise of stock options.

(18) Includes 18,750 shares of Common Stock which Dr. Lau has the right to acquire within 60 days upon the exercise of stock options.

(19) Includes 138,682 shares of Common Stock which Mr. Sholl has the right to acquire within 60 days upon the exercise of stock options.

(20) Includes 188,204 shares of Common Stock which Mr. Watt has the right to acquire within 60 days upon the exercise of stock options.

(21) Includes 4,416,837 shares of Common Stock which directors and executive officers have the right to acquire within 60 days upon the exercise of stock options.

                                      * * *

         Although the Committee does not have any information that would indicate that any information contained in this Schedule II, which has been excerpted from the ICN 2001 Definitive Proxy Statement, is inaccurate or incomplete, the Committee assumes no responsibility for the accuracy or completeness of such information.

         If you have any questions concerning this Proxy Statement or need help voting your shares, please call:

                         [Mackenzie Partners, Inc. logo]

                            MACKENZIE PARTNERS, INC.
                                156 Fifth Avenue
                               New York, NY 10010

                       email: proxy@mackenziepartners.com

                          Call Collect: (212) 929-5500
                          or Toll Free: (800) 322-2885
                            Facsimile: (212) 929-0308

REVOCABLE                                                              REVOCABLE
PROXY                                                                      PROXY

                            ICN PHARMACEUTICALS, INC.
                       2001 ANNUAL MEETING OF STOCKHOLDERS
                                  MAY 30, 2001

         THIS PROXY IS SOLICITED IN OPPOSITION TO THE BOARD OF DIRECTORS
                    OF ICN PHARMACEUTICALS, INC. ON BEHALF OF
        THE ICN COMMITTEE TO MAXIMIZE SHAREHOLDER VALUE (THE "COMMITTEE")

         The undersigned stockholder of ICN Pharmaceuticals, Inc. (the "Company") hereby appoints Eric Knight, Herbert A. Denton and John K. Kelly, or any one of them, each with full power of substitution, to act as proxies for the undersigned, and to vote all shares of common stock, par value $0.01 per share, of the Company ("Common Stock"), which the undersigned would be entitled to vote if personally present at the 2001 annual meeting of stockholders of the Company to be held at 10:00 a.m. P.D.T. on May 30, 2001, and at any and all postponements and adjournments thereof (the "2001 Annual Meeting"), as indicated on this proxy.

         THIS PROXY IS REVOCABLE AND WILL BE VOTED AS DIRECTED, BUT IF NO INSTRUCTIONS ARE SPECIFIED, THIS PROXY WILL BE VOTED FOR THE ELECTION OF EACH OF THE NOMINEES IDENTIFIED ON THIS CARD OR, IN THE EVENT THAT ANY SUCH NOMINEE IS NOT AVAILABLE FOR ELECTION OR UNABLE TO SERVE, SUCH OTHER PERSON AS THE COMMITTEE SHALL PROPOSE. IF ANY OTHER BUSINESS IS PRESENTED AT THE 2001 ANNUAL MEETING, THIS PROXY WILL BE VOTED BY THOSE NAMED IN THIS PROXY IN THEIR BEST JUDGMENT. AT THE PRESENT TIME, THE COMMITTEE KNOWS OF NO OTHER BUSINESS TO BE PRESENTED AT THE 2001 ANNUAL MEETING. THIS PROXY REVOKES ALL PRIOR PROXIES GIVEN BY THE UNDERSIGNED WITH RESPECT TO MATTERS COVERED BY THIS PROXY AND THE VOTING OF SHARES OF COMMON STOCK AT THE 2001 ANNUAL MEETING.

             PLEASE SIGN AND DATE ON THE REVERSE AND MAIL THE PROXY
                   CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

                                                             For All Nominees of the
1.  ELECTION OF DIRECTORS-NOMINEES OF THE COMMITTEE:               Committee              Withhold Authority
    To elect to the Board of Directors of the Company:              [ ]                          [ ]
    Edward A. Burkhardt, Ronald R. Fogleman and Steven
    J. Lee.


    Instruction: If you have checked the above "FOR" box, to withhold authority to vote for the election of any individual nominee(s), write the name(s) of such nominee(s) in the following space:

    __________________________________________________


2. In the discretion of the Proxies appointed hereunder, on such other business as may properly come before the meeting.


    The undersigned acknowledges receipt of the Committee's Proxy Statement.


    Dated: _____________________________________, 2001       IMPORTANT: PLEASE SIGN EXACTLY AS YOUR NAME OR
                                                             NAMES APPEAR HEREON. IF SIGNING AS AN ATTORNEY,
                                                             EXECUTOR, ADMINISTRATOR, TRUSTEE, GUARDIAN, OR IN
    Signature(s) _____________________________________       SOME OTHER REPRESENTATIVE CAPACITY, OR AS AN
                                                             OFFICER OF A CORPORATION, PLEASE INDICATE YOUR
                                                             CAPACITY OR FULL TITLE. IF STOCK IS HELD JOINTLY,
                 _____________________________________       EACH JOINT OWNER SHOULD SIGN.



 YOUR VOTE IS IMPORTANT! PLEASE SIGN, DATE, AND PROMPTLY MAIL YOUR PROXY.